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                                                             EXHIBIT 8.1

Antigua Funding Corporation
c/o CT Corporation
1209 Orange Street
Wilmington, Delaware  19801

     Re:  Capita Equipment Receivables Trust 1996-1
          Registration Statement in Form S-3
          Registration No. 333-08465


Ladies and Gentlemen:

          We have acted as counsel for Antigua Funding Corporation, a Delaware corporation ( the "Depositor"), in connection with the establishment by the Depositor of Capita Equipment Receivables Trust 1996-1 (the "Owner Trust"), pursuant to the Amended and Restated Trust Agreement dated as of October 1, 1996 (the "Trust Agreement"), between the Depositor and The Bank of New York, as Owner Trustee (the "Owner Trustee"), and the upcoming issuance by the Owner Trust of an aggregate of up to $3,075,000,000 of Receivable-Backed Notes, in five classes (the "Notes"), pursuant to the Indenture dated as of October 1, 1996 (the "Indenture"), between the Owner Trust and The Chase Manhattan Bank, as Indenture Trustee (the "Indenture Trustee").

          Pursuant to the Trust Agreement, the Equity Certificate has been issued by the Owner Trust to the Depositor. Pursuant to a Purchase and Sale Agreement dated as of October 1, 1996 (the "Purchase Agreement"), among the Depositor, AT&T Capital Corporation ("TCC") and four wholly owned subsidiaries of TCC (AT&T Capital Leasing Services, Inc., AT&T Credit Corporation, NCR Credit Corp. and the Portland division of AT&T Commercial Finance Corporation, collectively the "Originators"), the Originators will assign to the Depositor all of their right, title and interest in and to all of the Contracts
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September 30, 1996
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and the related Equipment, described below.  Pursuant to a Transfer and
Servicing Agreement dated as of October 1, 1996 (the "Transfer and Servicing Agreement"), among the Owner Trustee, the Depositor, TCC, in its individual capacity and as Servicer, and the Indenture Trustee, the Depositor will transfer such Contracts and a right to a portion of the Liquidation Proceeds with respect to Leased Equipment to the Owner Trust and the Owner Trust will issue to the Depositor the Notes, which will be offered and sold by the Depositor.

          You have requested our opinion with respect to the federal income tax characterization of the Notes and the Owner Trust. For purposes of rendering our opinion we have examined the Prospectus, the Trust Agreement, the Purchase Agreement, the Cash Collateral Account Agreement, the Transfer and Servicing Agreement, the Indenture and the related documents and agreements contemplated therein (collectively, the "Transaction Documents") and we have reviewed such questions of law as we have considered necessary and appropriate. All capitalized terms used herein and not defined herein have the meanings set forth in the Indenture or the Transfer and Servicing Agreement.

          Our opinion is based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), currently applicable Treasury Department regulations issued thereunder, current published administrative positions of the Internal Revenue Service (the "Service") contained in revenue rulings and revenue procedures, and judicial decisions, all of which are subject to change, either prospectively or retroactively, and to possibly differing interpretations. Any change in such authorities may affect the opinions rendered herein.

          Our opinion is also based on the projections, representations, warranties, covenants and agreements set forth in the Transaction Documents and the assumption that the Depositor, TCC, the Cash Collateral Account Lenders, the Owner Trustee, the Indenture Trustee, the Noteholders and the holder of the Equity Certificate will at all times comply with the requirements of the Transaction Documents. We have also relied in part on various factual representations made to us by the Depositor and TCC. Although we have not undertaken an independent investigation of any factual matters, nothing contrary to any of these representations has come to our attention in the course of our consideration of these matters. Any alteration of such factual representations may adversely affect our opinion.

          An opinion of counsel is predicated on all the facts and conditions set forth in the opinion and is based upon counsel's analysis of the statutes, regulatory interpretations and case law in effect as of the date of the opinion. It is not a guarantee of the current status of the law and should not be accepted as a guarantee that a court of law or an administrative agency will concur in the opinion.
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Antigua Funding Corporation
September 30, 1996
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FEDERAL INCOME TAX CHARACTERIZATION OF THE NOTES

          In general, for federal income tax purposes, the characterization of the issuance and sale of notes as the issuance and sale of debt, the issuance and sale of an equity or beneficial interest in the issuer or the sale of an ownership interest in property of the issuer is a question of fact, the resolution of which is based upon a variety of factors, principal among which is a determination of who will receive the benefits of, and bear the burdens relating to, the property. Thus, the determination of whether an instrument issued in connection with such a transaction will be treated as debt for federal income tax purposes, or instead will be treated as an equity or beneficial interest in the issuer or as an ownership interest in the assets of the issuer, depends on all the facts and circumstances in each case. See generally, Plumb, THE FEDERAL INCOME TAX SIGNIFICANCE OF CORPORATE DEBT: A CRITICAL ANALYSIS AND A PROPOSAL, 26 Tax L. Rev. 369 (1971).

          In any such determination, several factors must be considered, and debt characterization may be indicated by, among other things, the independence of the debt holders and equity holders, the intention of the parties to create a debt, the issuance of a formal debt instrument, the provision of a fixed maturity date, the likelihood and expectation that the principal amount will be repaid, the debt to equity ratio of the issuer, the nature of the assets serving as security for the obligation, and various other factors. In the context of this transaction, the most important considerations are: (i) whether the Noteholders bear the burdens of ownership (i.e., the risk of loss from the Contracts) and (ii) whether the Noteholders have acquired the benefits of ownership (i.e., the potential for gain from the Contracts). In view of all of the relevant facts and circumstances, the likelihood of the Noteholders bearing any actual loss in respect of the Contracts is considered to be remote. Accordingly, the Noteholders should not be regarded as bearing a significant risk of loss associated with ownership of the Contracts. In addition, because the Noteholders are entitled to receive a fixed principal amount and a fixed rate of interest, the economic return to the Noteholders will not be affected by any change in the value of the Contracts. Accordingly, the Noteholders will not receive any benefit from any increase in the value of the Contracts.

          A number of other factors are consistent with the treatment of the Notes as debt. The most important of these factors are as follows: the form of the Notes as debt, the fact that interest rates for the Notes have been determined in a separate, identifiable market from the one in which interest rates on the Contracts were set, the sequential payment and lockout features of the Notes, the Servicer's ability to permit prepayments on the Lease Contracts, the ultimate retention of reinvestment risk by the Depositor or TCC, the fact that delinquencies on the Contracts and the negative carry resulting therefrom are not borne by the Noteholders, the existence of a clean-up call option in favor of the Depositor and the
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limited rights of Noteholders in the proceeds of any liquidation of Equipment upon a default under the related Lease Contract.

          Based upon the foregoing, we are of the opinion that the Notes will be treated as debt for federal income tax purposes.

FEDERAL INCOME TAX CHARACTERIZATION OF THE OWNER TRUST

          The Owner Trust is similar in many respects to trusts established to hold collateral pledged as security in connection with lending transactions. If all classes of Certificates issued by the Owner Trust were debt for federal income tax purposes, the Owner Trust would be disregarded for federal income tax purposes and would be characterized as a mere security arrangement. Treas. Reg.
Section 1.61-13(b); Rev. Rul. 76-265, 1976-2 C.B. 448; SEE ALSO Rev. Rul. 73-
100, 1973-1 C.B. 613 (domestic corporations's transfer of securities to Canadian security holder, to secure liabilities to policyholders in Canada, does not create a trust where discretionary powers retained by corporation); Rev. Rul. 71-119, 1971 C.B. 163 (settlement fund administered by "trustee" not a trust). The Owner Trust, however, has issued the Equity Certificate to the Depositor and the Equity Certificate (i) will not take the form of debt, (ii) is intended not to be treated as debt for federal income tax purposes, and (iii) is intended to be treated instead as evidencing the ownership interests of the Depositor in property transferred by the Depositor to the Owner Trust, subject to the security interests of the Noteholders and the rights of the Cash Collateral Account Lenders. As long as, for federal income tax purposes, the Notes are treated as debt and the Depositor is viewed to hold all interests in the Owner Trust other than the Notes, the Owner Trust should be treated as a mere security arrangement and disregarded for federal income tax purposes. Alternatively, if the Owner Trust were not characterized as a mere security arrangement, then under the circumstances set forth above it would be viewed as a grantor trust, with the Depositor being treated as the grantor, for federal income tax purposes. Treas. Reg. Section 301.7701-4.

          If any person in addition to the Depositor, however, were viewed to hold an interest in the Owner Trust or the Trust Assets other than the Notes or other debt of the Owner Trust or a security interest in the Trust Assets, the Owner Trust could be viewed, pursuant to Treasury Regulation Section 301.7701-4(c), as an entity whose characterization for federal income tax purposes would be determined under Section 7701 of the Code and Treasury Regulation Section 301.7701-2. In two significant cases regarding the classification of limited partnerships for tax purposes, the opinions of the Court of Claims and the United States Tax Court closely followed the tests set forth in these regulations. SEE ZUCKMAN V. UNITED STATES, 524 F.2d 79 (Ct. Cl. 1975); LARSON
V. COMMISSIONER, 66 T.C. 159 (1976), acq., 1979-1 C.B. 1; SEE ALSO Rev. Rul. 79-106, 1979-1 C.B. 448, Rev. Rul. 95-9, 1995-3 I.R.B. 17, and Rev. Proc. 89-12,
1989-1 C.B. 798.  Furthermore, in Revenue Ruling
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September 30, 1996
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88-79, 1988-2 C.B. 361, the Service ruled that the tests set forth in these regulations to distinguish a partnership from an association should also be applied to determine the tax characterization of a business trust.

          Section 301.7701-2(a)(1) of the Treasury Regulations lists six major characteristics ordinarily found in a corporation which distinguish a corporation from other forms of organizations. Section 301.7701-2(a)(2) of the Treasury Regulations provides that since two of these factors (associates and an objective to carry on business and divide the gains therefrom) are generally common to both corporations and partnerships, the determination of whether an organization that has such characteristics is to be treated for tax purposes as a partnership or as an association taxable as a corporation depends upon an analysis of the remaining factors: continuity of life, free transferability of interests, centralization of management and limited liability.

          Section 301.7701-2(a)(3) of the Treasury Regulations specifies that an unincorporated organization shall not be classified as an association taxable as a corporation unless such organization has more corporate characteristics than non-corporate characteristics, excluding characteristics common to both types of organizations. Under Section 301.7701-2(a)(3) of the Treasury Regulations, each of the four above-described characteristics is assigned equal weight in determining whether an organization has more corporate characteristics than non-corporate characteristics. SEE LARSON and Rev. Rul. 95-9, 1995-3 I.R.B. 17, each of which applied equal weight to each of the four characteristics.

          We conclude that under the Treasury Regulations' tests and relevant judicial authorities, the Owner Trust lacks continuity of life and limited liability and that the Owner Trust therefore will not be treated as an association taxable as a corporation for federal income tax purposes.

PUBLICLY TRADED PARTNERSHIP

          Section 7704 of the Code provides that, subject to certain exceptions, a partnership the interests in which are (i) traded on an established securities market or (ii) readily tradable on a secondary market (or the substantial equivalent thereof) will be treated as a corporation for federal income tax purposes.

          Treasury Regulations Section 1.7704-1, issued on November 29, 1995 (the "PTP Regulations"), provide further explanation of the rules governing publicly traded partnerships. The PTP Regulations provide that an "established securities market" includes a national, foreign, regional or local exchange, as well as an interdealer quotation system which regularly disseminates firm buy or sell quotations by identified brokers or dealers, by electronic means or otherwise. The PTP Regulations also provide that interests in a
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September 30, 1996
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partnership are readily tradable on a secondary market or the substantial equivalent thereof if the partners are readily able to buy, sell or exchange their partnership interests in a manner that is economically comparable to trading on an established securities market.

          Interests in the Owner Trust or in the Trust Assets which might be viewed to constitute interests in a partnership will not be traded on an established securities market within the meaning of the PTP Regulations. The PTP Regulations provide a safe harbor pursuant to which interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in such partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act of 1933 and (ii) the partnership does not have more than 100 partners at any time during the taxable year of the partnership.

          As discussed above, it is our opinion that the Notes will be treated as debt and will not be viewed to constitute interests in a partnership for federal income tax purposes. The Equity Certificate will be issued to the Depositor and the Depositor will be required to retain the Equity Certificate, except that the Equity Certificate will be pledged to secure additional financing by the Depositor. The Transaction Documents will prohibit the issuance or transfer of any interests which might be viewed to constitute a beneficial interest in the Owner Trust, the Equity Certificate or the Trust Assets if as a result of such issuance or transfer more than 100 persons would be viewed to hold any such interests at any time during a taxable year. In addition, no such interests will be issued in a transaction that is required to
be registered under the Securities Act of 1933.   Accordingly, under current
law, if the Owner Trust were considered to be a partnership for federal income tax purposes, it would not be treated as a publicly traded partnership for purposes of Section 7704 because none of its interests would be tradable as provided for therein.

          Based upon the foregoing, we are of the opinion that the Owner Trust will not be characterized as an "association" or "publicly traded partnership" taxable as a corporation for federal income tax purposes.

          We express no opinions other than those expressly set forth above.

          Except as provided below, the foregoing opinions are being furnished to you solely for your benefit and may not be relied upon by, nor may copies be delivered to, any other person without our prior written consent.

          We hereby consent to the inclusion of this opinion as an exhibit to the Registration Statement and to the use of our name under the heading "United States Taxation" in the Prospectus, and we hereby confirm that the discussion under such
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Antigua Funding Corporation
September 30, 1996
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heading accurately sets forth our advice as to the likely outcome of material issues under the federal income tax laws.

Dated:   September 30, 1996



          Very truly yours,